SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

RELM WIRELESS CORPORATION
(Name of Issuer)

Common Stock, par value $0.60 per share
(Title of Class of Securities)

759525108
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759525108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 597,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 597,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 597,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,471
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,228,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 597,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 597,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 597,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON FG Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,471
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,228,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,826,261
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,826,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,826,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 7 of 9 Pages

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of RELM Wireless Corporation, a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $8,247,950.

Item 4. Purpose of Transaction.

On July 6, 2015, Mr. Cerminara was appointed to the Company’s Board of Directors.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Cerminara in his capacity as a director of the Company or by such board of directors with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,826,261 shares of Common Stock, which represents approximately 13.3% of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 78,692 shares of Common Stock for the accounts of individual investors, which represents approximately 0.6% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. The Investment Manager owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 13,695,760 shares of Common Stock reported by the Company as outstanding as of April 27, 2015 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015.

CUSIP No. 759525108	13D	Page 8 of 9 Pages

(c) The transactions effected by each of the Reporting Persons in the Common Stock since the filing of the last amendment to the Schedule 13D are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. 759525108	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 7, 2015

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in the Common Stock since the filing of the last amendment to the Schedule 13D:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
6/02/2015	653	5.532745
6/02/2015	33	5.600000
6/03/2015	1,485	5.618924
6/04/2015	297	5.814444
6/05/2015	259	5.735353
6/09/2015	66	5.800000
6/15/2015	165	5.519875
6/16/2015	165	5.630000
6/17/2015	693	5.499184
6/18/2015	99	5.510000
6/24/2015	132	5.317083
6/30/2015	2,516	4.956692
7/02/2015	1,550	4.835876

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
6/02/2015	1,327	5.532737
6/02/2015	67	5.600000
6/03/2015	3,015	5.618924
6/04/2015	603	5.814444
6/05/2015	628	5.737569
6/08/2015	1,200	5.707508
6/09/2015	134	5.800000
6/15/2015	335	5.520053
6/16/2015	335	5.630000
6/17/2015	1,407	5.499246
6/18/2015	201	5.510000
6/24/2015	268	5.316959
6/30/2015	5,109	4.956703
7/02/2015	3,148	4.835887